NovaBay Pharmaceuticals, Inc.

2000 Powell Street, Suite 1150

Emeryville, California 94608

(510) 899-8838

November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	NovaBay Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-290712)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NovaBay Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of its Registration Statement on Form S-3 (File No. 333-290712) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that it will be declared effective at 4:00 p.m. EST on November 25, 2025, or as soon as possible thereafter. The Company hereby authorizes Timothy Machat of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Timothy Machat of Ropes & Gray LLP at Timothy.Machat@ropesgray.com or (212) 596-9281.

Very truly yours, NOVABAY PHARMACEUTICALS, INC.

By:	/s/ Tommy Law
Tommy Law Chief Financial Officer & Treasurer